Exhibit 99.4

Execution Version

Accession Undertaking

To:	Madison Pacific Trust Limited for itself and each of the other parties to the Intercreditor Deed referred to below

From:	[•]

This Undertaking is made on ____ July 2023 by [•] (incorporated and registered in Iceland, with registration number [•], whose registered office is at [•]) (the “Acceding Party”) in relation to the Intercreditor Deed (the “Intercreditor Deed”) dated 14 December 2018 between, amongst others, Alvotech as Company, Madison Pacific Trust Limited as Security Trustee and the other Creditors and the other Debtors (each as defined in the Intercreditor Deed). Terms defined in the Intercreditor Deed shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Party being accepted as a Subordinated Creditor for the purposes of the Intercreditor Deed, the Acceding Party confirms that, as from the date of this Undertaking, it intends to be party to the Intercreditor Deed as a Subordinated Creditor and undertakes to perform all the obligations expressed in the Intercreditor Deed to be assumed by a Subordinated Creditor and agrees that it shall be bound by all the provisions of the Intercreditor Deed, as if it had been an original party to the Intercreditor Deed.

The Acceding Party expressly ratifies and approves any and all acts done by the Security Trustee on its behalf prior to execution by the Acceding Party of this Accession Undertaking. This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into as delivered on the date stated above.

EXECUTED and DELIVERED as a DEED on behalf of

[•]

By:

Name:

Title:

Accepted by the Security Trustee

For and on behalf of

MADISON PACIFIC TRUST LIMITED

Signed:

By:

Name:

Title:

Date: